December 12, 2012

Via EDGAR

Michael Volley

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                        Bridge Bancorp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 13, 2012

Form 10-Q for Fiscal Quarter ended September 30, 2012

Filed November 8, 2012

File No. 001-34096

Dear Mr. Volley:

I am responding to the letter from the Securities and Exchange Commission (the “SEC”) addressed to Bridge Bancorp, Inc. (the “Company”) dated December 5, 2012 relating to the above-referenced filings.  The Company’s responses are numbered to correspond with the numbers of the comments contained in the SEC letter.  For your convenience, we have included a copy of the text of the Staff’s comment above each response by the Company.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Note 5. Estimated Fair Value of Financial Instruments, page 13

1.  We note your disclosure on page 14 of the quarterly analysis of selling prices of collateral sold compared to the most recent appraisal values for your collateral dependent impaired loans.  Specifically, you state that this analysis determined that appraisal values for commercial properties performed within 12 months have appreciated 3-17%.  We also note from your previously filed Form 10-Qs for fiscal 2012 that these appreciated amounts have ranged from 16-21%.  Please provide us the analysis as of September 30, 2012 that supports the 3-17% appreciation and discuss all the key factors and determinations made for a complete understanding of the analysis.  Please ensure that your discussion explains how you determined that the appreciated values are representative of your existing collateral on impaired loans.

Michael Volley

Response:

The analysis that supports the 3-17% appreciation in value for commercial properties noted in the Form 10-Q for fiscal quarter ended September 30, 2012 and the appreciated amounts ranging from 16-21% in previously filed Form 10-Qs for fiscal 2012 were based on information obtained from the most recently available reports from the independent data source, Moody’s/RCA CPPI Composite Index. These reports are based on recent sales transactions of commercial properties and provide information by various types of commercial properties including apartment, retail, industrial, office, etc. In addition, management reviews recent sales data provided by other independent sources, including Long Island Profiles, which track deed transfers in Nassau and Suffolk counties, and CoStar Group, which provides sales trends and a market outlook on Multi-Family, Real Estate and Office Properties. Management also considers the appraisal values for commercial properties associated with current loan origination activity.  Collectively, this information is reviewed to help assess current trends in commercial property values. For each collateral dependent impaired loan, management considers information that relates to the type of commercial property to determine if such properties may have appreciated or depreciated in value since the date of the most recent appraisal.  To the extent that this analysis reflects a decline in market values, management may adjust the appraised value downward in arriving at current fair values. To the extent that the analysis reflects appreciation in values, no adjustments are made to the appraised values or resulting fair values.

2.   Please explain to us in detail and revise future filings to explain how you include the results of the quarterly analysis into your allowance for loan loss methodology for individually evaluated and collectively evaluated loans.  Additionally, please quantify the financial statement impact of using this analysis on your allowance for loan losses and related provision for loan losses as of September 30, 2012 and December 31, 2011.

Response:

The results of the quarterly analysis are considered in the allowance for loan loss methodology for individually evaluated loans as part of the impairment analysis for collateral dependent loans in accordance with FASB ASC No. 310, “Receivables”. This analysis is used to assist in the determination of the estimated fair value of the underlying collateral. As noted above, adjustments to fair value are only made to the extent that the analysis reflects a decline in the value of the underlying collateral. This analysis is also one of many factors considered by management in connection with the allowance for loan loss methodology for collectively evaluated loans. This analysis had no direct financial impact on the allowance for loan losses and related provision for loan losses as of September 30, 2012 and December 31, 2011.

We will revise future filings to explain how we include the results of this analysis into our allowance for loan loss methodology for individually evaluated and collectively evaluated loans. Proposed disclosure is set forth below:

Michael Volley

Management considers the accounting policy on the allowance for loan losses to be the most critical and requires complex management judgment as discussed below. The judgments made regarding the allowance for loan losses can have a material effect on the results of operations of the Company.

The allowance for loan losses is established and maintained through a provision for loan losses based on probable incurred losses inherent in the Bank’s loan portfolio. Management evaluates the adequacy of the allowance on a quarterly basis. The allowance is comprised of both individual valuation allowances and loan pool valuation allowances.

The Bank monitors its entire loan portfolio on a regular basis, with consideration given to detailed analysis of classified loans, repayment patterns, probable incurred losses, past loss experience, current economic conditions, and various types of concentrations of credit. Additions to the allowance are charged to expense and realized losses, net of recoveries, are charged to the allowance.

Individual valuation allowances are established in connection with specific loan reviews and the asset classification process including the procedures for impairment testing under FASB ASC No. 310, “Receivables”. Such valuation, which includes a review of loans for which full collectibility in accordance with contractual terms is not reasonably assured, considers the estimated fair value of the underlying collateral less the costs to sell, if any, or the present value of expected future cash flows, or the loan’s observable market value. Any shortfall that exists from this analysis results in a specific allowance for the loan. Pursuant to our policy, loan losses must be charged-off in the period the loans, or portions thereof, are deemed uncollectible. Assumptions and judgments by management, in conjunction with outside sources, are used to determine whether full collectibility of a loan is not reasonably assured. These assumptions and judgments are also used to determine the estimates of the fair value of the underlying collateral or the present value of expected future cash flows or the loan’s observable market value. Individual loan analyses are periodically performed on specific loans considered impaired. For collateral dependent impaired loans, appraisals are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company.  Once received, the Credit Administration department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources, such as recent market data or industry-wide statistics.  On a quarterly basis, the Company compares the actual selling price of collateral that has been sold, based on these independent sources, as well as recent appraisals associated with current loan origination activity, to the most recent appraised value to determine if additional adjustments should be made to the appraisal value to arrive at fair value.  Adjustments to fair value are made only when the analysis indicates a probable decline in collateral values. Individual valuation allowances could differ materially as a result of changes in these assumptions and judgments. The results of the individual valuation allowances are aggregated and included in the overall allowance for loan losses.

Michael Volley

Loan pool valuation allowances represent loss allowances that have been established to recognize the inherent risks associated with our lending activities, but which, unlike individual allowances, have not been allocated to particular problem assets. Pool evaluations are broken down into loans with homogenous characteristics by loan type and include commercial real estate mortgages, owner and non-owner occupied; multi-family mortgages; residential real estate mortgages, first lien and home equity; commercial loans, secured and unsecured; installment/consumer loans; and real estate construction and land loans. The determination of the adequacy of the valuation allowance is a process that takes into consideration a variety of factors. The Bank has developed a range of valuation allowances necessary to adequately provide for probable incurred losses inherent in each pool of loans. We consider our own charge-off history along with the growth in the portfolio as well as the Bank’s credit administration and asset management philosophies and procedures, and concentrations in the portfolio when determining the allowances for each pool. In addition, we evaluate and consider the credit’s risk rating which includes management’s evaluation of: cash flow, collateral and trends in current values, guarantor support, financial disclosures, industry trends and strength of borrowers’ management, the impact that economic and market conditions may have on the portfolio as well as known and inherent risks in the portfolio. Finally, we evaluate and consider the allowance ratios and coverage percentages of both peer group and regulatory agency data. These evaluations are inherently subjective because, even though they are based on objective data, it is management’s interpretation of that data that determines the amount of the appropriate allowance. If the evaluations prove to be incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in the loan portfolio, resulting in additions to the allowance for loan losses.

The Credit Risk Committee is comprised of members of both management and the Board of Directors. The adequacy of the allowance is analyzed quarterly, with any adjustment to a level deemed appropriate by the Credit Risk Committee, based on its risk assessment of the entire portfolio. Based on the Credit Risk Committee’s review of the classified loans and the overall allowance levels as they relate to the entire loan portfolio at September 30, 2012, management believes the allowance for loan losses has been established at levels sufficient to cover the probable incurred losses in the Bank’s loan portfolio. Future additions or reductions to the allowance may be necessary based on changes in economic, market or other conditions. Changes in estimates could result in a material change in the allowance. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize adjustments to the allowance based on their judgments of the information available to them at the time of their examination.

*                                        *                                        *                                        *

Michael Volley

The Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the staff’s comments.  Please direct any additional comments or questions to the undersigned.

Sincerely,

/s/ Howard H. Nolan
Howard H. Nolan
Senior Executive Vice President
and Chief Financial Officer

cc:	John J. Gorman, Esq.